UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news.

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We wish to inform you that the audio recording of the call with media on the financial results for the quarter and financial year ended March 31, 2024 has been uploaded on the website of the Bank and can be accessed at https://www.icicibank.com/about-us/news.

Further, the audio recording of earnings call with analysts and investors to discuss the financial results for the quarter and financial year ended March 31, 2024 has also been uploaded on the website of the Bank and can be accessed at https://www.icicibank.com/about-us/qfr.

ICICI Bank Limited ICICI Bank Tower, Bandra-Kurla Complex, Mumbai – 400 051, India.	Tel: (91) (22) 4008 8900 Email: companysecretary@icicibank.com Website: www.icicibank.com CIN: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: April 27, 2024	By:	/s/ Vivek Ranjan
Name :	Vivek Ranjan
Title :	Assistant General Manager